Filed by SunTrust Banks, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Lighthouse Financial Services, Inc.
Commission File No.:001-08918

On January 22, 2003, SunTrust Banks, Inc. and Lighthouse Financial Services, Inc. issued the following joint press release:

News

Contacts : SunTrust Banks, Inc. Gary Peacock (Investors) (404) 658-4879	Lighthouse Financial Services, Inc. Jerry Caldwell (843) 341-0086

Mike McCoy (Media) (404) 588-7230	Terry Rohlfing (843) 341-0086

For Immediate Release
January 22, 2003

     SunTrust Expands into Hilton Head Island, South Carolina
Purchase of Lighthouse Financial Services Reflects SunTrust Focus on High-Growth Markets

     ATLANTA — SunTrust Banks, Inc. (NYSE: STI) and Lighthouse Financial Services, Inc. today announced the signing of a definitive agreement under which SunTrust will acquire Hilton Head Island, S.C.-based Lighthouse. Lighthouse’s principal subsidiary is Lighthouse Community Bank, a thrift institution that is the affluent resort community’s largest mortgage lender.

     With approximately $577 million in assets and approximately $200 million in core customer deposits as of September 30, 2002, Lighthouse operates primarily through five branches. In addition, Lighthouse owns Carswell-Lighthouse Insurance, Hilton Head Island’s leading insurance agency. The company ranks third in core deposit market share in Beaufort County, where Hilton Head Island is located, and is also the third-largest SBA lender in South Carolina.

     Under the terms of the definitive agreement, SunTrust will pay $130 million in a combination of cash and SunTrust stock, which equates to approximately $42.80 per Lighthouse share. The transaction is expected to close in the summer of 2003, subject to regulatory and Lighthouse stockholder approval. Lighthouse Financial Services, Inc. stock is not publicly traded. The company is owned by approximately 400 stockholders, primarily local residents.

     “Affiliation with Lighthouse is consistent with SunTrust’s bank acquisition strategy that focuses on expansion into demographically attractive, high-growth markets,” said L. Phillip Humann, SunTrust Chairman, President and Chief Executive Officer. Beaufort County ranks among the top 13 counties in the Southeast (out of 870 counties) in three key measures of economic vitality: projected population growth, projected median household income growth, and projected median household income.

     “We welcome Lighthouse customers and employees to SunTrust, and look forward to being an active part of this very special community,” said SunTrust Vice Chairman John Clay. “SunTrust has been serving coastal communities for a very long time, and this transaction is a natural extension of our already strong franchise in the Southeast.”

     Lighthouse CEO Jerry Caldwell and President Terry Rohlfing will continue in their current positions. Upon closing of the transaction, Lighthouse Community Bank will operate as a locally managed banking unit within SunTrust’s Central Group. The Central Group today includes the bank’s operations in Georgia, Tennessee and Alabama. Lighthouse will assume the SunTrust name following the conversion of customer accounts, preliminarily planned for late 2003 or early 2004. A full customer communication effort is planned prior to conversion of customer accounts. SunTrust said it expects most of Lighthouse’s approximately 170 employees to remain with the Company.

     “Since 1994, we have served the needs of consumers and businesses in the low country by emphasizing superior, personalized service and strong links to the community,” said Mr. Caldwell. “By joining forces with SunTrust, with its demonstrated commitment to local management, we’ll maintain that tradition and also provide our customers access to a broader range of financial resources, products and services, including SunTrust’s extensive wealth management capabilities.”

     “A smooth and seamless customer conversion is our number one priority,” said Mr. Rohlfing “Our customers can expect to continue to do business with us just as they always have, and our employees will continue to be focused on taking care of their customers.”

     Additional details on the Lighthouse acquisition are available in the Investor Relations area of the “About SunTrust” section of SunTrust’s Web site at www.suntrust.com.

     SunTrust Banks, Inc., headquartered in Atlanta, Georgia, is one of the nation’s largest commercial banking organizations. As of December 31, 2002, SunTrust had total assets of $117.3 billion and total deposits of $79.7 billion. The company operates through an extensive distribution network primarily in Florida, Georgia, Maryland, Tennessee, Virginia and the District of Columbia and also serves customers in selected markets nationally. Its primary businesses include deposit, credit, trust and investment services. Through various subsidiaries the company provides credit cards, mortgage banking, insurance, brokerage and capital markets services. SunTrust’s Internet address is www.suntrust.com.

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This press release may contain forward-looking statements as defined by federal securities law which involve significant risks and uncertainties. Actual results could differ materially from those contained in or implied by such statements for a variety of reasons including, but not limited to: changes in interest rates; changes in accounting principles, policies, or guidelines; significant changes in the economic scenario: significant changes in regulatory requirements; and significant changes in securities markets. SunTrust does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

This press release shall not constitute an offer of any securities for sale. The proposed transaction will be submitted to Lighthouse stockholders for their consideration. SunTrust and Lighthouse will file a registration statement, including a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders of Lighthouse are urged to read the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available, as well as any amendments or supplements tot hose documents because they will contain important information.

Copies of the proxy statement/prospectus and the SEC filings that will be incorporated be reference in the proxy statement/prospectus can be obtained, without charge, by directing a request to SunTrust Bank Investor Relations Department at telephone number 404-230-5392. The annual, quarterly and other reports filed by SunTrust with the SEC are also available free of charge at the SEC’s website (http://www.sec.gov)

Lighthouse, its directors, executive officers and certain members of management and employees may be soliciting proxies from Lighthouse stockholders in favor of the transactions. A description of any interests, direct or indirect, that directors and executive officers of Lighthouse have in the transaction will be included in the proxy statement/prospectus when filed.

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On January 22, 2003, SunTrust Banks, Inc. began distributing the following letter to employees of Lighthouse Financial Services, Inc.:

January 22, 2003

Dear Lighthouse TEAM member:

Welcome to SunTrust!

Over the next few months, we will be sharing details with you on how our organizations will be combined to deliver maximum value and convenience to our Clients — and increased opportunity for you. For now, though, we want to extend an early welcome to our SunTrust family. SunTrust is delighted to be joining with such an outstanding TEAM!

Your professionalism and well-deserved reputation for quality Client service is what made this opportunity so compelling. Hilton Head Island and Bluffton are outstanding communities and we look forward to working with you to introduce SunTrust to your current Clients as well as some new ones. Like you, SunTrust is committed to being both a financial partner to our Clients and an active contributor to the communities we proudly serve.

We have admired and been a partner with Lighthouse, as a primary correspondent bank, for many years. We know your senior management well and are delighted that Jerry and Terry, along with other members of the senior management TEAM, have agreed to remain with the combined organization. As Jerry and Terry will tell you, SunTrust shares your strong Client focus. We are passionately committed to our local markets and are eager for you to be a part of our TEAM.

We recognize that you are the key to the success of Lighthouse and will be the key to the success of our combined organization. You must have many questions. In the coming months, there will still be more questions than answers. We are committed to keeping you informed. Please know that we are working hard with your management TEAM to make sound decisions. We hope to have most key issues resolved and communicated to you within the next 90 days.

Jerry, Terry, your supervisor and members of our SunTrust TEAM will be available to answer your questions. We will be holding employee meetings tomorrow and I hope to personally meet each of you. Meanwhile, working together with Lighthouse, we have developed the attached “Questions and Answers”.

We look forward to working together to build an even stronger TEAM for your Clients, for Hilton Head Island, for Bluffton and for South Carolina.

Best regards.

William B. Haile
Region Chairman, President
and Chief Executive Officer
Lighthouse TEAM

January 22, 2003
Page two

TELL ME...

Who is SunTrust?

SunTrust is the ninth-largest bank in the United States with assets of over $100 billion and over 25, 000 employees. With origins dating to the early 1800s, SunTrust has over 1,100 branches, 2,400 ATMs and 3.8 million customers in Alabama, Florida, Georgia, Maryland, Tennessee, Virginia and Washington D.C. The bank has a storied history with The Coca-Cola Company going back to the underwriting of its initial public offering in 1919. SunTrust is also the official bank of The Walt Disney World Resort.

What will happen to my branch office?

Lighthouse is our first entry into South Carolina. Since SunTrust currently has no other locations in South Carolina, there is no overlap. We anticipate all offices will remain open. We will continue to operate under the Lighthouse name through 2003.

What about my job?

SunTrust will place a high priority on the retention of Lighthouse employees. Most Lighthouse employees will be offered comparable jobs with SunTrust. For example, in branch administration, we recognize the importance of maintaining a high level of customer service for Lighthouse Clients and we intend to offer comparable positions with SunTrust to satisfactorily performing branch employees.

There will be a detailed process to evaluate ongoing staffing needs and we expect that some consolidation of functions will occur. Decisions regarding all functions will be made and communicated as quickly as possible. SunTrust Human Resources representatives will meet with any Lighthouse employee affected by staff consolidations to discuss the employee’s skills and interests. Additionally, Lighthouse employees impacted by staffing reductions that may occur will be provided with information about open positions throughout SunTrust to determine whether there are positions available in which they are interested and for which they are qualified. Lighthouse employees will be treated as internal candidates and, therefore, will receive preferential treatment over external candidates for available positions.

How will my career opportunities be affected?

This combination should enhance your career options. As part of SunTrust, Lighthouse employees will have access to our extensive “Career Connections” Job Bank and the many opportunities available throughout the Southeast and Mid-Atlantic. Some of you may be interested in pursuing opportunities in other locations.

We know, however, that Hilton Head Island and Bluffton are great places to live and work. On Hilton Head Island, we anticipate significant expansion of opportunities in Trust and Investments, Private Banking, Commercial Banking and Small Business Banking over the next several years. With our additional capital, we would hope to expand even further your impressive growth history and market dominance in Mortgage Origination and Commercial Real Estate.

Lighthouse TEAM
January 22, 2003
Page three

How will my career opportunities be affected? (continued)

We are also excited about the opportunity your insurance subsidiary, Lighthouse Carswell offers us. SunTrust currently has no property and casualty insurance operation. We think this is a unique opportunity and expect to learn a lot from you.

What about compensation and benefits?

SunTrust offers an attractive, competitive pay and benefits package. The benefits package is designed to meet the needs of a wide range of employee age groups and individual and family situations.

Our compensation philosophy is to reward strong performance. Each individual situation is unique, however. Your manager or a Human Resources representative will discuss your specific compensation and related issues at a later date.

How will I get information and answers to my questions going forward?

We are committed to communicating with Lighthouse employees on a regular basis and keeping you informed as decisions are made. If you have questions related to SunTrust or your working environment, please ask your supervisor or one of the many SunTrust TEAM members you will see over the coming weeks.

Also, you may email your questions to Kit Miller, a SunTrust Human Resources Specialist in our Savannah office, at kit.miller@suntrust.com or you can leave your questions in her voice mailbox at (912) 944-1255. If you call the voice mailbox, please make sure that you let us know how to contact you. You will receive a response within two business days.

Additionally, we will regularly (at least monthly) distribute a newsletter to Lighthouse employees providing information and responding to questions of general interest. As always, you are encouraged to discuss your questions with your manager. If your manager is unable to answer the question, he or she will help you determine how to get an answer.

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On January 22, 2003, Lighthouse Financial Services, Inc. distributed the following letter to its employees:

January 22, 2003

«Formal» «LastName»
«Address»
«City», «StateOrProvince» «PostalCode»

Dear «Warm»,

We are pleased to announce that Lighthouse Financial Services, Inc., has entered into an Agreement and Plan of Merger and Reorganization (the “Agreement”) with SunTrust Banks, Inc., pursuant to which Lighthouse intends to merge with and into the SunTrust family of companies. A copy of the Press Release issued today by your Company and SunTrust is enclosed for your review.

If all of the conditions specified in the Agreement are satisfied and the merger becomes effective, SunTrust will pay $130 million in a combination of cash and SunTrust stock which equates to approximately $42.80 per Lighthouse share. The Agreement provides that Lighthouse shareholders may elect to receive either $42.7962 in cash or a number of SunTrust shares equal in value to $42.7962, as determined by reference to the average closing price per share of SunTrust stock on the New York Stock Exchange during the ten trading days ending on and including the trading day which is three business days before the closing, or a combination of stock and cash; however, the aggregate number of Lighthouse shares for which cash may be received cannot be less than 45%, nor more than 50%, of the total number of Lighthouse shares, and the aggregate number of Lighthouse shares for which SunTrust stock may be received cannot be less than 50%, nor more than 55%, of such total. In addition to other standard conditions, the merger is subject to the approval of the regulatory authorities and to the approval of the Agreement by Lighthouse shareholders. The transaction is expected to close in the summer of 2003.

In the next few months, you will receive a detailed Prospectus/Proxy Statement of SunTrust and Lighthouse in respect of the Special Meeting at which the Agreement will be presented to you for your consideration and approval. In view of the announcement of the signing of the Agreement today and the forthcoming Special Meeting of

Shareholders, we have decided to postpone the calling of the Annual Meeting of Lighthouse Shareholders and to consider the normal Annual Meeting matters at the Special Meeting.

Letter to Shareholders
Wednesday, January 22, 2003

The journey from the formation of your Company in 1994 to the signing of the Agreement with SunTrust has been filled with many accomplishments. We are very proud of the historic growth in the size and earnings of Lighthouse and believe the terms and conditions of the Agreement are a reflection of such growth. We look forward to your questions about the pending merger and to seeing you at the Special Meeting.

Lighthouse Financial Services, Inc.

/s/ C. Deke DeLoach	/s/ George F. Reid

C. Deke DeLoach Chairman	George F. Reid Vice Chairman

/s/ Jerry T. Caldwell	/s/ Terry L. Rohlfing

Jerry T. Caldwell Chief Executive Officer	Terry L. Rohlfing President

This letter may contain forward-looking statements as defined by federal securities law which involve significant risks and uncertainties. Actual results could differ materially from those contained in or implied by such statements for a variety of reasons including, but not limited to: changes in interest rates; changes in accounting principles, policies, or guidelines; significant changes in the economic scenario: significant changes in regulatory requirements; and significant changes in securities markets. SunTrust does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

This letter shall not constitute an offer of any securities for sale. The proposed transaction will be submitted to Lighthouse stockholders for their consideration. SunTrust and Lighthouse will file a registration statement, including a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders of Lighthouse are urged to read the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available, as well as any amendments or supplements tot hose documents because they will contain important information.

Copies of the proxy statement/prospectus and the SEC filings that will be incorporated be reference in the proxy statement/prospectus can be obtained, without charge, by directing a request to SunTrust Bank Investor Relations Department at telephone number 404-230-5392. The annual, quarterly and other reports filed by SunTrust with the SEC are also available free of charge at the SEC’s website (http://www.sec.gov)

Lighthouse, its Directors, Executive Officers, and certain members of management and employees may be soliciting proxies from Lighthouse stockholders in favor of the transactions. A description of any interests, direct or indirect, that directors and executive officers of Lighthouse have in the transaction will be included in the proxy statement/prospectus when filed.

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On January 22, 2003, SunTrust Banks, Inc. made available the following presentation on SunTrust’s Web site:

ACQUISITION OF LIGHTHOUSE FINANCIAL SERVICES Hilton Head, South Carolina JANUARY 22, 2003

Forward Looking Statement This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of an acquisition of the Lighthouse Franchise, including future financial and operating results, cost savings and accretion to reported and cash earnings that may be realized from such acquisition; (ii) statements with respect to SunTrust's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects", and similar expressions. These statements are based upon the current beliefs and expectations of SunTrust's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of SunTrust and Lighthouse may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the acquisition may not be fully realized or realized within the expected time frame; (3) revenues following the acquisition may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the acquisition; (5) the regulatory approvals required for the acquisition may not be obtained on the proposed terms or on the anticipated schedule; (6) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (7) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (8) changes in the U.S. and foreign legal and regulatory framework; and (9) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Please see press release for additional disclosures. This presentation shall not constitute an offer of any securities for sale. The proposed transaction will be submitted to Lighthouse stockholders for their consideration. SunTrust and Lighthouse will file a registration statement, including a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders of Lighthouse are urged to read the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available, as well as any amendments or supplements tot hose documents because they will contain important information. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated be reference in the proxy statement/prospectus can be obtained, without charge, by directing a request to SunTrust Bank Investor Relations Department at telephone number 404-230- 5392. The annual, quarterly and other reports filed by SunTrust with the SEC are also available free of charge at the SEC's website (http://www.sec.gov) Lighthouse, its directors, executive officers and certain members of management and employees may be soliciting proxies from Lighthouse stockholders in favor of the transactions. A description of any interests, direct or indirect, that directors and executive officers of Lighthouse have in the transaction will be included in the proxy statement/prospectus when filed.

SUMMARY Enhances SunTrust footprint by adding one of Southeast's most affluent, highest growth markets Provides solid market position immediately Financially attractive using conservative assumptions

TRANSACTION TERMS Consideration: Mix: Cost savings: Restructure charge: Loan loss allowance increase: Accretion: IRR: Steps to completion: Expected closing: $130 million 50-55% stock 45-50% cash Approximately 12% of Lighthouse core expenses, fully realized by year two $10.3 million (after tax) $4.6 million(1) Neutral first 12 months, accretive thereafter 13-15% compared to SunTrust cost of capital of approximately 10% Customary regulatory approval Lighthouse shareholder approval May - June 2003 (1) Amount necessary to reconcile Lighthouse's loan loss reserve methodology with SunTrust's methodology

RATIONALE FOR THE TRANSACTION

- Beaufort County – Hilton Head Market is the most attractive market in South Carolina, and among most attractive in the Southeast

	Beaufort County[(1)]	National Average[(1)]	Rank among S.E. U.S. counties[(1)]
– Projected population growth	12.2%	4.8%	13
– Projected median household income growth	24.4%	16.3%	5
– Projected median household income	$67,143	$54,739	7

- Lighthouse is a growing franchise

	2000-2002 CAGR (%)
– Core deposits	22.6
– Total deposits	16.7
– Loans	13.5
– Fee income	19.2

- Lighthouse provides solid market position immediately
  - Number three in Beaufort County deposit share
- Lighthouse is the leading mortgage producer on Hilton Head Island
  - Production is balanced between purchase and refinance
- Also gain leading insurance agency on Hilton Head Island
  - Opportunity to better assess the bank – agency opportunity at a low cost of entry
- Commitment by Lighthouse management and board of directors to stay
- Contiguous to strong SunTrust presence in Savannah, Georgia

(1) SNL Financial (Claritas); forecast 2002-2007; includes the 870 counties in AL, FL, GA, LA, MS, NC, SC, TN, VA, and WV

- 5 -

AN ATTRACTIVE FRANCHISE Lighthouse Background Core deposits Total deposits Loans Fee income 2000 2001 2002 126,323 277,223 329,050 5,435 158,648 321,448 358,190 5,973 189,734 377,634 424,180 7,716

PRECEDENT TRANSACTION ANALYSIS Announcement Date Buyer Seller Price/ Tang. Book (%) Price/LTM Earnings (x) 12/11/2002 12/11/2002 10/3/2002 9/26/2002 9/25/2002 8/29/2002 7/24/2002 1/2003 Main Street First South South Financial Group Synovus Synovus Royal Bank Canada Fifth Third SunTrust First Colony Bancshares Murfreesboro Bancorp Central Bank of Tampa FNB Newton Bancshares United Financial Holdings Admiralty Bancorp Franklin Financial Corp. Lighthouse Financial Services 376.1 197.1 237.5 297.3 340.2 318.2 511.9 410.9 19.8 42.8 16.7 23.3 21.5 37.6 24.4 17.0